MAINSTAY FUNDS TRUST

51 MADISON AVENUE

NEW YORK, NEW YORK 10010

VIA EDGAR CORRESPONDENCE

April 12, 2023

Mr. Michael A. Rosenberg

Division of Investment Management, Disclosure Review Office

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: Response to Comments on N-14 filing (the “Proxy Statement/Prospectus”) for MainStay Funds Trust (the “Registrant”) (SEC File Nos. 333-270485)

Dear Mr. Rosenberg:

This letter responds to comments provided by you telephonically on April 5, 2023 with respect to the Proxy Statement/Prospectus. This letter also responds to comments provided by Mr. Jason Fox on March 23, 2023 via email.

The Proxy Statement/Prospectus was filed with the Securities and Exchange Commission on March 13, 2023. On behalf of the Registrant, your comments and our responses thereto are provided below.

All defined terms in this letter have the same meaning as in the Proxy Statement/Prospectus, except as otherwise defined herein.

Comment 1: Confirm in correspondence that the fees presented represent current fees, in accordance with item 3 of Form N-14.

Response: We hereby confirm that fees are current as of the last shareholder report filed by the Acquired Fund.

Comment 2: Please confirm in correspondence that there is no disclosure required under Regulation S-X 6-11(d)(1)(ii) or (iii).  Please consider stating that the Reorganization will not result in 1) a material change to the Acquired Fund's investment portfolio due to investment restrictions or 2) a change in accounting policies.

Response: We hereby confirm that such disclosure is not required. We believe that the suggested disclosure additions are already adequately addressed in the disclosure.

Comment 3: Please confirm that shares of the Acquiring Fund will not be sold under the Proxy Statement/Prospectus prior to the consummation of the Reorganization.

Response: We hereby confirm that shares of the Acquiring Fund will not be sold under the Proxy Statement/Prospectus prior to the consummation of the Reorganization.

Comment 4: In the section entitled “Questions and Answers Relating to the Reorganization – Are there differences between the Funds?” disclose that the differences also include: (i) the ability of Acquiring Fund to rely on exemptive relief regarding a “manager of mangers” arrangement; (ii) differences in the Declaration of Trust and By-laws of the Acquired Fund and Acquiring Fund; and (iii) the appointment of different service providers. Include cross-references to the appropriate sections for further discussion.

Response: We have made the requested edits.

Comment 5: In the section entitled “Summary – Board Considerations”, disclose that the Board considered the following items: (i) following expiration of any expense cap agreements it is possible that the Total Annual Fund Operating Expenses of each class of the Acquiring Fund may be higher than those of the corresponding share class of the Acquired Fund; (ii) the Acquiring Fund and New York Life Investments may rely on exemptive relief regarding a “manager of mangers” arrangement; and (iii) the service providers of the Acquired Fund are different than the service providers of the Acquiring Fund.

Response: We have made the requested edits, consistent with the Board’s considerations.

Comment 6: In the section entitled “Proposal – Comparison of the Acquired Fund and the Acquiring Fund” make sure to describe the differences between the Acquiring Fund and the Acquired Fund noted in the comments above.

Response: We have revised the disclosure in the sections entitled “Questions and Answers Relating to the Reorganization – Are there differences between the Funds?” and “Summary – Board Considerations” to address the comments above. We believe that the disclosure, as revised, appropriately discloses the differences. For these reasons, the Registrant respectfully declines to make any further changes.

Comment 7: In the section entitled “Proposal – Comparison of the Acquired Fund and the Acquiring Fund – Principal Investment Strategies – Acquiring Fund” describe how a third party determines an issuer’s “country of risk”.

Response: Although the Fund will generally rely on an issuer’s “country of risk,” as determined by Bloomberg, when categorizing securities as either U.S. or foreign-based, it is not required to do so. The factors used by a third party may vary over time and may be different from one third party to another. Therefore, we respectfully decline to make the requested edit.

Comment 8: In the section entitled “Proposal – Comparison of the Acquired Fund and the Acquiring Fund – Principal Risks” please include disclosure regarding the risks associated with companies that are in the earlier stages of their growth cycle.

Response: We have made the requested edit.

Comment 9: Please confirm that the Acquired Fund will look through its holdings of investment companies for purposes of concentration testing.

Response: We confirm this.

Comment 10:   In the section entitled “Voting Information – Broker Non-Votes and Abstentions” note that Staff’s view is that broker non-votes may not be counted for quorum purposes.  Please revise the disclosure to state that if a beneficial owner does not provide voting instructions to its broker, the broker is not permitted to give a proxy with respect to such beneficial owners’ shares.  Accordingly, such shares will not count as present for quorum purposes or for purposes of Section 2(a)(42) of the Investment Company Act.

Response:    We respectfully disagree with the Staff’s view on this point with respect to the theoretical use of broker non-votes for quorum purposes. Nevertheless, we have revised the disclosure in response to the Staff’s comment.

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Sincerely,

/s/ Thomas C. Humbert, Jr.

Thomas C. Humber, Jr.

Assistant Secretary